[Idenix Letterhead]
VIA FACSIMILE
December 17, 2007
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Idenix Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
File No. 000-49839
Gentlemen:
Idenix Pharmaceuticals, Inc. (“Idenix”, “we”, “us” or “our”) appreciates the opportunity to respond to comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated December 3, 2007 (the “Comment Letter”) with respect to our Form 10-K for the fiscal year ended December 31, 2006 (“Form 10-K”).
Form 10-K for the Fiscal Year Ended December 31, 2006
Notes to the Consolidated Financial Statements
3. Novartis Relationship, page 81
COMMENT: You do not appear to have specifically associated a cash flow stream with your participation in several committees defined within the Agreement nor does your revenue recognition policy in Note 2 appear to attribute revenue to these obligations. Please disclose the nature and duration of your committee responsibilities and why you have not attributed revenue to this participation.
RESPONSE:
In response to the Staff’s comment, in future filings we intend to include the following disclosure:
“We entered into the collaboration arrangement with Novartis Pharma AG (“Novartis”) in May 2003. The collaboration arrangement contemplates several joint committees in which we and Novartis participate. We participate in these committees as a means to govern or protect our interests. The committees span the period from early development through commercialization of product candidates licensed by Novartis.

As a result of applying the provisions of SAB 101, which was the applicable revenue guidance at the time the collaboration was entered, our revenue recognition policy attributes revenue to the development period of the product candidates licensed under the agreement. We have not attributed revenue to our involvement in the committees following commercialization of the licensed products, as we have determined that our participation on the committees as such participation relates to the commercialization of licensed product candidates is protective. Our determination is based in part on the fact that our expertise is, and has been, the discovery and development of drugs for the treatment of human viral and other infectious diseases. Novartis, on the other hand, has and continues to possess the considerable commercialization expertise and infrastructure necessary for the commercialization of such drug candidates. Accordingly, we believe our obligation post commercialization is in consequential.”
We have also attached to this letter as Appendix A a written statement with respect to the matters set forth in the third to last paragraph of the Comment Letter.
Please do not hesitate to call me at 617-995-9881 if you have any questions or would like any additional information regarding this matter.
Sincerely,

/s/ John F. Weidenbruch for Ronald C. Renaud, Jr.
Ronald C. Renaud, Jr.
Chief Financial Officer
Idenix Pharmaceuticals, Inc.

[Idenix Letterhead]
Appendix A
VIA FACSIMILE
December 17, 2007
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Idenix Pharmaceuticals, Inc. Comment Letter Dated December 3, 2007
Form 10-K for the Fiscal Year Ended December 31, 2006
File No. 000-49839
Gentlemen:
This letter is in response to your letter dated December 3, 2007 (the “Comment Letter”) from Jim B. Rosenberg, of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) sent to Dr. Jean-Pierre Sommadossi of Idenix Pharmaceuticals, Inc. (the “Company”) with respect to our Form 10-K for the fiscal year ended December 31, 2006 (the “Filing”).
The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,

/s/ John F. Weidenbruch for Ronald C. Renaud, Jr.
Ronald C. Renaud, Jr.
Chief Financial Officer
Idenix Pharmaceuticals, Inc.